Kingswood Capital Partners LLC

126 E. 56th Street, Suite 22S

New York, New York 10022

October 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of Real Estate and Construction

Re:	CO2 Energy Transition Corp. Registration Statement on Form S-1 File No. 333-269932

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representative of the underwriters of the proposed public offering of securities of CO2 Energy Transition Corp. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m., Eastern time, on Wednesday, October 30, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as the representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Kingswood Capital Partners LLC

By:	/s/ Val Peters
	Name:	Val Peters
	Title:	Chief Operating Officer